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ANNUAL AUDITED REPORT
SEC
Mail Processing
Section

FORM X-17A-5

PART III

FEB 28 2018

Washington pc
496

SEC FILE NUMBER
8-48110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brinker Capital Securities, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Westlakes Drive Suite 250

(No. and Street)

Berwyn   **PA**   **19312**

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phil Green 610-407-8352

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

7535 Windsor Drive	**Allentown**	**PA**	**18195**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Noreen Beaman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brinker Capital Securities, Inc. _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CEO
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brinker Capital Securities, Inc.

(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Financial Statements

Including the Report of Independent Registered Public
Accounting Firm as of December 31, 2017

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brinker Capital Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brinker Capital Securities, Inc. (a Pennsylvania subchapter S corporation) (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

Philadelphia, Pennsylvania

We have served as the Company's auditor since 2004.

February 22, 2018


BAKER TILLY
INTERNATIONAL

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	694,685
Deposit with clearing organization		500,000
Dividend receivable		1,832
Securities trading, at fair value		27,243
Due from affiliate		5,458
Prepaid expenses		52,237
Total assets	$	1,281,455

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	409,211
Payable to broker-dealer and clearing organization		2
Total liabilities		409,213

Stockholder's Equity

Common stock, $1 par value, 10,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		99,905
Retained earnings		772,237
Total stockholder's equity		872,242
Total liabilities and stockholder's equity	$	1,281,455

1. Business Activity and Organization

Brinker Capital Securities, Inc. (the "Company") is a wholly owned subsidiary of Brinker Capital Holdings, Inc. (the "Parent"). The Company was incorporated in Delaware on February 8, 1995 for the purpose of doing business as a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company commenced operations on October 23, 1995 as an introducing broker-dealer for various Brinker Capital, Inc. (the "Affiliate") advisory clients. The Parent is an affiliated investment advisor.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services ("the clearing broker").

2. Securities and Exchange Commission Rule 15c3-3 Exemption

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

3. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2017.

Revenue Recognition

Commissions from transactions in securities are recorded on a trade date basis.

Securities Owned

Securities are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 320, *Investments.* Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded in net income using the specific identification method on a trade-date basis.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Arbitrage positions included in securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying a security or securities to be received upon the exchange, conversion or reorganization. The Company did not have any securities sold short at December 31, 2017.

Payable to Broker-dealer and Clearing Organization

Payables to broker-dealer and clearing organization primarily include Company's margin borrowings collateralized by securities owned, as well as payable arising from unsettled trades. Due to their short-term nature, the amounts recognized approximate fair value.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

All commissions recognized in revenues are from a related party as described in Note 7.

Income Taxes

No provision has been included in the accompanying financial statements for any federal, state or local income taxes since, pursuant to provisions of the applicable taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the Parent as the Company has elected subchapter S status.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors; consequently, the financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Notes to Financial Statements
December 31, 2017

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2017 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued, noting none.

4. Clearing Agreement and Deposit with Clearing Broker

The Company has an agreement with a clearing firm (the "Broker") to carry its customer accounts. The Broker has custody of the Company's securities and, from time to time, cash balances that may be due from the Broker. A minimum of $500,000 in cash is required to be deposited with the Broker as part of this agreement.

These securities and cash positions serve as collateral for any amounts due to the Broker as well as collateral for securities sold, not yet purchased or purchased on margin.

The Company is subject to credit risk if the Broker is unable to repay balances due or deliver securities in its custody.

Under the clearing arrangement with the Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company's net capital was $810,865, which was $710,865 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .50:1 at December 31, 2017.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefits of customers.

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Notes to Financial Statements
December 31, 2017

6. Fair Value Measurement

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities: quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets measured at fair value on a recurring basis as of December 31, 2017, the fair value measurements by level within the fair value hierarchy used are as follows:

	Level 1	Level 2	Level 3	Total
Assets				
Securities - equity	$ 26,161	$ -	$ -	$ 26,161
Mutual funds	1,082	-	-	1,082
Total	$ 27,243	$ -	$ -	$ 27,243

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Securities - equity and mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

7. Transaction with Related Parties

The Company earned $4,203,843 in commissions from securities transactions for advisory clients of the Affiliate.

Certain operational and administrative services are provided to the Company by its Parent without charge or cost to the Company. The Parent has irrevocably waived its right to bill and collect any amounts for these services for 2017. Accordingly, if the Company operated as an independent entity, the results of operations of the Company would have been different from those actually presented.

The Company's fidelity bond coverage is provided by a plan in the name of its Parent, which guarantees that it will pay any deductibles to the fidelity bonding company.

8. Commitments and Contingencies

The Company is subject to claims and legal proceedings which could arise in the ordinary course of its business. The Company is unable to estimate the magnitude of any future exposure at this time.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2017 settled with no adverse effect on the Company's financial condition.

9. New Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying

Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606". Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.